File No. 812 - 13612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDED AND RESTATED APPLICATION FOR
AN ORDER OF EXEMPTION UNDER SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940 FROM
SECTIONS 2(a)(32), 22(c), AND 27(i)(2)(A) OF THE ACT AND RULE 22c-1
THEREUNDER

ANNUITY INVESTORS  LIFE INSURANCE COMPANY
ANNUITY INVESTORS VARIABLE ACCOUNT C
GREAT AMERICAN ADVISORS, INC.
525 Vine Street, 7th Floor
Cincinnati, OH  45202

April 9, 2009

Questions, Communications, Notice and Order to:

Karen McLaughlin, Esq.
Annuity Investors Life Insurance Company
525 Vine Street, 7th Floor
Cincinnati, OH  45202

Copies of Communications, Notice and Order to:

Richard Choi, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, Suite 400 East
Washington, DC 20007

This Application consists of 29 pages.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)
	)	AMENDED AND RESTATED
ANNUITY INVESTORS LIFE	)	APPLICATION FOR
INSURANCE COMPANY,	)	AN ORDER OF EXEMPTION
ANNUITY INVESTORS VARIABLE	)	PURSUANT TO
ACCOUNT C, and	)	SECTION 6(c) OF THE
GREAT AMERICAN ADVISORS, INC.	)	INVESTMENT COMPANY ACT OF
525 Vine Street, 7th Floor	)	1940, FROM SECTIONS 2(a)(32),
Cincinnati, OH 45202)		22(c), and 27(i)(2)(A) OF THE ACT,
	)	and RULE 22c-1 THEREUNDER
File No. 812-13612)

Annuity Investors Life Insurance Company ("Annuity Investors Life"), Annuity Investors Variable Account C ("Variable Account C"), and Great American Advisors, Inc., (collectively, "Applicants"), hereby request an order of the U.S. Securities and Exchange Commission ("Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("Act"), exempting certain transactions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set forth below.

Applicants seek an order (“Order”) to permit, under specified circumstances, the recapture of certain Bonuses (defined below) applied to Purchase Payments (defined below) made under: (1) certain deferred variable annuity contracts and certificates, described herein, that Annuity Investors Life has issued, currently issues, or will issue through Variable Account C (the contracts and certificates, including applicable data pages and endorsements, are collectively referred to herein as the "Current Bonus Contracts"); and (2) deferred variable annuity contracts and certificates, including applicable data pages and endorsements, that Annuity Investors Life may issue in the future ("Future Bonus Contracts," and together with the Current Bonus Contracts, the "Contracts") through Variable Account C, through any of its existing separate accounts (together with Variable Account C, the “Current Accounts”), or through any future separate account of Annuity Investors Life ("Future Accounts," and together with the Current Accounts, the "Accounts").  Such Future Bonus Contracts will be substantially similar to the Current Bonus Contracts in all material respects.

Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with Annuity Investors Life, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contracts offered through the Accounts ("Future Underwriters").

I.      STATEMENT OF FACTS

Annuity Investors Life desires the flexibility, and is hereby requesting exemptive relief, to recapture Bonuses of up to 5% credited to Purchase Payments under a Contract if the owner returns the Contract for a refund during the free-look period.1  In addition, Annuity Investors Life is seeking exemptive relief to enable it to recapture the amount of

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1 Applicants previously received an order of exemption permitting the recapture of bonus credits that could be read to cover the bonus credit described in this amended and restated application (“Application”). See Great American Life Insurance Company of New York, et al., Investment Company Act Release No. 25273 (File No. 812-12252).  However, to avoid any question of compliance, Applicants seek the relief requested herein.

any Bonus of up to 5% credited to a Purchase Payment made under a Contract within the 12 month period that ends on the Death Benefit Valuation Date.2

A.  Applicants

1. Annuity Investors Life

Annuity Investors Life is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”).   GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company.  Annuity Investors Life serves as depositor of Variable Account C, which was established on November 7, 2001.  Annuity Investors Life may establish one or more Future Accounts for which it will serve as depositor.

2. The Principal Underwriter

Great American Advisors, Inc. ("GAA") is the principal underwriter of the variable annuity products issued by Annuity Investors Life.  GAA is a wholly owned subsidiary of Great American Financial Resources, Inc.  GAA is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of FINRA.  The Contracts are offered or will be offered through registered representatives of GAA or others who are registered broker-dealers under the Exchange Act and FINRA members, and who have entered into selling agreements with

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2 The Death Benefit Valuation Date means the earlier of (1) the date that the Company has received both due proof of death and a written request with instructions as to the form of the death benefit or (2) the Death Benefit Commencement Date, which is the first day of the first payment interval for a death benefit that is paid as periodic payments or the date of payment for a death benefit that is paid as a lump sum.

GAA or any Future Underwriter.  GAA or any Future Underwriter may act as principal underwriter for any Current or Future Bonus Contracts issued through any of the Accounts.

3. The Accounts

Each of the Accounts is or will be a segregated asset account of Annuity Investors Life that is or will be registered with the Commission as a unit investment trust under the Act to the extent required thereby.  In that regard, Variable Account C filed a Form N-8A (File No. 811-21095) on May 15, 2002.  Each of the Accounts funds or will fund the variable benefits available under the Contracts issued through that Account.  Units of interest in the Accounts are registered or will be registered under the Securities Act of 1933 ("1933 Act") to the extent required thereby.  In that regard, Annuity Investors Life, on behalf of itself and Variable Account C, filed a Form N-4 registration statement relating to the Current Bonus Contract on January 4, 2008 (File No. 333-148459), which was declared effective on April 30, 2008.3

Annuity Investors Life may issue Future Bonus Contracts through its Current Accounts or Future Accounts.  That portion of the assets of the Current Accounts that is equal to the reserves and other contract liabilities with respect to the Current Accounts is not chargeable with liabilities arising out of any other business of Annuity Investors Life, as the case may be.  Any income, gains or losses, realized or unrealized, from assets allocated to any Current Account are, in accordance with the Contracts, credited to or

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3 Applicants, as authorized by Rule 0-4 under the Act, incorporate such Form N-4 filing (including amendments thereto) by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.  The Contract prospectus contained therein describes the Bonus and the circumstances under which it may be recaptured pending receipt of the Order requested herein.

charged against the Current Account, without regard to other income, gains or losses of Annuity Investors Life, as the case may be.  The same will be true of any Future Accounts of Annuity Investors Life.

B.  The Current Bonus Contracts

The Current Bonus Contracts are individual or group flexible premium deferred annuity contracts that may be issued on a tax-qualified or non-tax-qualified basis.  The Current Bonus Contracts are or will be offered through registered representatives of GAA, Future Underwriters, and others who are registered broker-dealers, as indicated above. Future Bonus Contracts funded by Current Accounts or any Future Accounts of Annuity Investors Life will be substantially similar to the Current Bonus Contracts in all material respects.

Presently, the Current Bonus Contracts may be purchased with a minimum initial Purchase Payment of $20,000.  A Current Bonus Contract owner may make additional Purchase Payments, subject to a $50 minimum. The current maximum single Purchase Payment under a Current Bonus Contract is $1,000,000 without prior approval from Annuity Investors Life.   These maximums and minimums may be different for Future Bonus Contracts, and may be prospectively changed by rider or endorsement for Current Bonus Contracts.  Any such changes also would be disclosed in the applicable prospectus(es).  A “Purchase Payment” under the Current Bonus Contract means the amount received by Annuity Investors Life after the deduction of applicable premium or other taxes.

Each time Annuity Investors Life receives a Purchase Payment from an owner of a Current Bonus Contract during the first 10 Contract Years (as defined in the Current Bonus Contract), it will credit to the owner's account value a bonus ("Bonus") equal to 4% of each Purchase Payment (5% if the Bonus Base Amount, as defined in the Current Bonus Contract, equals or exceeds $250,000).   The Bonus Base Amount at any point in time is equal to the total of all Purchase Payments that Annuity Investors Life has received since the Contract effective date, before deduction of premium tax or other taxes; less all withdrawals since the Contract effective date.  The Bonus Base Amount does not include any bonuses paid on Purchase Payments.  The Bonus will be allocated according to the allocation instructions in effect for Purchase Payments under the particular Current Bonus Contract, and will generally be deemed to be a Purchase Payment thereunder.

Annuity Investors Life will fund Bonus amounts from its general account assets. Annuity Investors Life will recapture from a Current Bonus Contract owner:  (1) any Bonus previously credited if the owner returns the Current Bonus Contract for a refund during the free-look period; and (2) the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract.

The owner of an individual Current Bonus Contract may cancel it before midnight of the 20th day following the date the owner receives it unless a longer period is required by state law.  If the owner cancels the Current Bonus Contract during the applicable time period, it will be void, and Annuity Investors Life will refund the Purchase Payment(s) in full, less the Bonus amounts credited to the Purchase Payment(s)

and plus or minus any investment gains or losses under the Current Bonus Contract as of the end of the valuation period during which the returned Contract or the cancellation request is received by Annuity Investors Life (unless a return of Purchase Payments is required under state law).

Current Bonus Contract owners may allocate their Purchase Payments to any of the available sub-accounts or fixed account options. Each sub-account invests in shares of a corresponding registered investment company or series thereof (each, a "Portfolio").  Annuity Investors Life may create additional sub-accounts to invest in additional Portfolios as may now or in the future be available.  Annuity Investors Life, from time to time, also may combine or eliminate sub-accounts, or transfer the assets to and from sub-accounts.

The Current Bonus Contracts provide for various optional living benefits, surrender options, annuity benefits, and  annuity payout options, as well as transfer privileges among the Portfolios, dollar cost averaging, and other features. The Current Bonus Contracts contain the following charges: (1) a  contingent deferred sales charge (“CDSC”) based on the number of full years elapsed between the date of receipt of the Purchase Payment and the date that the request for withdrawal, surrender, or annuitization was received equal to a  maximum of 9% of Purchase Payments (including any Bonuses credited thereto) withdrawn, surrendered, or annuitized, declining to 0% after eight years, which may be waived in certain circumstances as disclosed in the prospectus for the Current Bonus Contract; (2) a $30 annual Contract maintenance fee, which may be waived in certain  circumstances as disclosed in the prospectus for the Current Bonus Contract; (3) a mortality and  expense risk fee at an effective annual rate of 1.40% (1.60% with enhanced death benefit rider); (4) an administration charge at an effective annual rate of 0.15%, which may be waived where Annuity Investors Life incurs reduced sales and servicing expenses; (5) a current transfer fee of $25 for each transfer in excess of twelve in any Contract year; (6) any applicable state and local government premium taxes; and (7) optional living benefit rider charges currently ranging, depending on the rider selected, from an annual rate of 0.40% to 0.95% of the benefit base amount determined under the Contract.   In addition, assets invested in the Portfolios are charged with annual operating expenses of those Portfolios.   All such fees and charges, and circumstances under which such fees and charges may be reduced or waived, are described in greater detail in the "CHARGES AND DEDUCTIONS" section of the prospectus contained in the Form N-4 Registration Statement of Annuity Investors Life and Variable Account C that has been incorporated by reference in this Application.4

II.      REQUEST FOR EXEMPTIONS

Applicants hereby request exemptions pursuant to Section 6(c) from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to recapture:  (1) any Bonus previously credited if the owner returns the Current Bonus Contract for a refund during the free-look period; and (2) the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract.  Applicants believe that the requested

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4 See supra note 3. Fees and charges that apply under Future Bonus Contracts will be described in the related Form N-4 Registration Statements for such Contracts.

exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  The Commission has previously granted similar exemptive relief to permit the recapture of bonus amounts.5

Applicants also request that the Commission, pursuant to Section 6(c) of the Act, grant the above exemptions with respect to the Current Bonus Contracts and any Future Bonus Contracts funded by the Current Accounts or Future Accounts,6 that are issued by Annuity Investors Life and underwritten or distributed by GAA or any Future Underwriters.7 Applicants undertake that Future Bonus Contracts funded by the Current Accounts or by the Future Accounts which seek to rely on the order issued pursuant to this Application will be substantially similar in all material respects to the Current Bonus Contracts.  Applicants submit that their request for an order that applies to the Current Accounts or any Future Accounts established by Annuity Investors Life, in connection with the issuance of the Current Bonus Contracts and Future Bonus Contracts that are substantially similar in all material respects to the Current Bonus Contracts described herein, and that are underwritten or distributed by GAA or any Future Underwriter, is

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5 See, e.g., New York Life Insurance and Annuity Company, et al., Investment Company Act Release Nos. 24440 (May 3, 2000) (Notice) and 24481 (May 30, 2000) (Order); Aetna Life Insurance and Annuity Company, et al., Investment Company Act Release Nos. 24204 (Dec. 16, 1999) (Notice) and 24236 (Jan. 11, 2000) (Order) [hereinafter Aetna]; and  The Equitable Life Assurance Society of the United States, et al., Investment Company Act Release Nos. 23774 (Apr. 7, 1999) (Notice) and 23822 (May 3, 1999) (Order) [hereinafter Equitable].

6 With respect to exemptive relief precedent for Future Contracts and Future Accounts, see, e.g., Aetna, supra note 5; Equitable, supra note 5; and American Skandia Life Assurance Corporation, Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (Notice) and 21804 (Mar. 5, 1996) (Order) [hereinafter American Skandia].

7 With respect to exemptive relief precedent for Future Underwriters, see, e.g., Aetna, supra note 5; American Skandia, supra note 6.

appropriate in the public interest.   Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources as well as those of the Commission. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this Application.   Further, having Applicants file additional applications would impair their ability quickly and effectively to take advantage of business opportunities as they arise.

III.      ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTIONS

A.	Applicable Law

1.	Section 6(c)

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the policy and provisions of the Act.

2.	Sections 27(i)(2)((A) and 2(a) (32)

Section 27(i) of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection.  Paragraph (2) provides that it shall be unlawful for any registered separate account funding variable insurance contracts or a sponsoring insurance company

of such account to sell a contract funded by the registered separate account unless such contract is a "redeemable security."8    Section 2(a)(32) of the Act defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

3.	Section 22(c) and Rule 22c-1

Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a).  Rule 22c-1 thereunder prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

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8 Section 27(i) of the Act also requires the sponsoring insurance company to comply with Section 26(e) and any rules or regulation thereunder.  There are currently no rules or regulations that have been promulgated pursuant to Section 26(e).  Annuity Investors Life complies with Section 26(e) and has represented in its registration statement on Form N-4 incorporated by reference herein that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Annuity Investors Life. Annuity Investors Life will, of course, make the representations required by Section 26(e) in any Form N-4 Registration Statement filed with respect to any Future Bonus Contracts.

B.	Legal Analysis

Applicants submit that the recapture of the Bonuses will not raise concerns under sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act, and rule 22c-1 thereunder.

1.	Sections 2(a)(32) and 27(i)(2)(A)

The amounts recaptured will equal the Bonuses paid for by Annuity Investors Life out of its general account assets.   Therefore, the Bonus recapture provisions described herein will not deprive a Contract owner of his or her proportionate share of the issuer's current net assets.

A Contract owner's interest in the amount of the Bonus allocated to his or her annuity account value upon receipt of an initial Purchase Payment is not vested if the Contract is returned during the applicable free-look period. Similarly, a Contract owner's interest in the amount of any Bonuses allocated upon receipt of any Purchase Payments made during the 12 month period ending on the Death Benefit Valuation Date is not vested.  Until or unless the amount of any Bonus is vested, Annuity Investors Life retains the right and interest in the Bonus amount, although not in the earnings attributable to that amount. Thus, when any Bonus amounts are recaptured, Annuity Investors Life is simply retrieving its own assets.  Since the Contract owner's interest in the Bonus is not vested, the Contract owner has not been deprived of a proportionate share of the applicable Account's assets.

With respect to the Bonus recapture upon the exercise of the free-look privilege, it would be patently unfair to allow a Contract owner to exercise that privilege and retain a Bonus amount under a Contract that has been returned for a refund after a period of a few weeks or days.  If Annuity Investors Life could not recapture the Bonus, individuals could purchase a Contract with no intention of retaining it, and simply return it for a quick profit.  Furthermore, the recapture of the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract, is designed to afford Annuity Investors Life with a measure of protection from anti- selection. The risk here is that the Contract owner could make very large Purchase Payments shortly before death, thereby leaving Annuity Investors Life less time to recover the cost of the Bonuses, to its financial detriment.9

For the foregoing reasons, Applicants submit that the provisions for recapture of any applicable Bonus under the Current Bonus Contracts do not, and any provisions in Future Bonus Contracts will not, violate Section 2(a)(32) and 27(i)(2)(A) of the Act.

2.	Section 22(c) and Rule 22c-1

The recapture of a Bonus might be viewed as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Accounts. Applicants contend, however, that recapture of any Bonus would not violate Section 22(c) and Rule 22c-1.

The recapture does not involve either of the problems that Rule 22c-1 was designed to prevent, namely (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset

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9 Annuity Investors Life intends to recover the cost of the Bonuses applied from the revenue from the charges imposed under the Current Bonus Contracts, which are described earlier in this Application. Annuity Investors Life may use any excess to recover distribution costs relating to the Current Bonus Contracts and as a source of profit.

value or their redemption or repurchase at a price above it, and (ii) other unfair practices such as speculative trading practices.10  These problems were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases in net asset value that were not yet reflected in the price, thereby diluting the value of outstanding mutual fund shares.

The proposed recapture of the Bonus poses no such threat of dilution. To effect a recapture of a Bonus, Annuity Investors Life will redeem interests in the Contract owner's annuity account at a price determined on the basis of current net asset value of the relevant Account. The amount recaptured will equal the amount of the Bonus that Annuity Investors Life paid or will pay out of its general account assets. Although Contract owners will be entitled to retain any investment gain attributable to the Bonus, the amount of such gain will be determined on the basis of the current net asset value of the relevant Account. Thus, no dilution will result from the recapture of the Bonus. The second problem that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, also will not occur as a result of the recapture of the Bonus.

Because neither of the problems that Rule 22c- 1 was designed to address is found in the recapture of the Bonus, Rule 22c-1 and Section 22(c) should have no application to any Bonus under the Current Bonus Contracts or Future Bonus Contracts. However, to avoid any uncertainty as to full compliance with the Act, Applicants request exemptions from the provisions of Section 22(c) and Rule 22c-1 to the extent deemed

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10 See, Adoption of Rule 22c-1 under the Act, Investment Company Act Release No. 5519 (Oct. 16, 1968).

necessary to permit them to recapture the Bonus under the Current Bonus Contracts and Future Bonus Contracts.

3.	Other Grounds for Relief

The Bonus is and will be attractive to and in the interests of investors because it will allow Contract owners to apply 104% or 105%, as the case may be, of their Purchase Payments to work for them in their selected investment options. Also, any earnings attributable to the Bonus will be retained by the Contract owner, and the principal amount of the Bonus also will be retained if the contingencies set forth in this Application are satisfied, i.e., the Contract is not returned for a refund during the free-look period and the Bonus is not credited to a Purchase Payment made under the Contract within the 12 month period that ends on the Death Benefit Valuation Date.

Further, Applicants submit that the recapture of any Bonus only applies in relation to the risk of anti-selection against Annuity Investors Life.  In the context of the contingencies described in this Application, anti-selection can generally be described as a risk that Contract owners obtain an undue advantage based on elements of fairness to Annuity Investors Life and the actuarial and other factors it takes into account in designing the Contracts. Annuity Investors Life provide the Bonuses from its general accounts on a guaranteed basis. Thus, Annuity Investors Life undertakes a financial obligation that contemplates the retention of the Contracts by its owners over an extended period, consistent with the long term nature of retirement planning. Annuity Investors Life generally expects to recover its costs, including Bonuses, over an anticipated duration while a Contract is in force. The right to recapture Bonuses credited to Purchase

Payments made within the 12 month period ending on the Death Benefit Valuation Date protects Annuity Investors Life against the risk that Contract owners will contribute larger amounts shortly before death, while avoiding Contract charges over the long term.  With respect to refunds paid upon the return of Contracts within the free-look period, the amount payable by the applicable Annuity Investors Life must be reduced by the allocated Bonuses. Otherwise, purchasers could apply for Contracts for the sole purpose of exercising the free-look refund provision and making a quick profit.

IV. CONCLUSION

Applicants submit that, based on the grounds stated above, their exemptive request meets the standards set out in Sections 6(c) of the Act, namely, that the exemptions requested are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and that, therefore, the Commission should grant the requested order.

V.   AUTHORIZATIONS, SIGNATURES, AND EXHIBITS

Authorizations and signatures, including the verifications required by Rule 0-2(d) under the Act, appear on the pages that follow.  Certified copies of the resolutions adopted by the respective Boards of Directors of Annuity Investors Life Insurance Company and Great American Advisors, Inc., authorizing the execution and filing of the Application were previously filed as Exhibits A1 and A2 to Applicants’ original Application in File No. 812-13612  and are incorporated herein by reference.   The proposed notice required by Rule 0-2(g) under the Act is attached hereto as Exhibit A.

AUTHORIZATIONS AND SIGNATURES

Under the current Articles of Incorporation and By-Laws of Annuity Investors Life Insurance Company (“Annuity Investors Life”), the business and affairs of its separate accounts, including Annuity Investors Variable Account C (the "Separate Accounts"), as unit investment trusts, are conducted by Annuity Investors Life, as issuer of contracts supported by the Separate Accounts, pursuant to its Articles of Incorporation and By-Laws. The business and affairs of any other separate account established by Annuity Investors in the future to support certain deferred variable annuity contracts and contracts issued by Annuity Investors will be conducted by Annuity Investors Life, as issuer, pursuant to its Articles of Incorporation and By-Laws. In accordance with the aforesaid Articles of Incorporation and By-Laws, resolutions were adopted in writing by the Board of Directors of Annuity Investors authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application. A certified copy of the resolutions was previously filed as Exhibit A1 to Applicants’ original Application in File No. 812-13612 and is incorporated herein by reference. Accordingly, the officer whose signature appears below has the authority to execute this Application. Annuity Investors Life, on behalf of itself, Variable Annuity Account C, and any other separate account to be established by Annuity Investors Life, has caused this Application to be duly signed in the City of Cincinnati and State of Ohio on the 9th day of April, 2009.

ANNUITY INVESTORS LIFE INSURANCE
COMPANY, ON BEHALF OF ITSELF AND
VARIABLE ACCOUNT C

By:  /s/ Mark F. Meuthing
Mark F. Muething
Executive Vice President

ATTEST

By:  /s/   Yvonne M. Amrine

VERIFICATION

State of Ohio	)
) ss:
City of Cincinnati	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application, dated April 9, 2009, for and on behalf of Annuity Investors Life Insurance Company ("Annuity Investors Life") (acting both for itself and as issuer of contracts supported by Annuity Investors Variable Account C and any other separate account to be established by Annuity Investors Life); that he is Executive Vice President of the company; and that all action by members of the Board of Directors of Annuity Investors Life necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Mark F. Meuthing
Mark F. Muething

Subscribed and sworn to
before me this 9th day of
April, 2009

    /s/   Yvonne M. Amrine
Notary Public

My Commission Expires: 7-19-2010

AUTHORIZATIONS AND SIGNATURES

As principal underwriter for contracts issued through Annuity Investors Variable Account C, Great American Advisors, Inc. ("GAA") has the power to file this Application. All of the requirements of the Articles of Incorporation and By-Laws of GAA have been complied with in connection with the execution and filing of this Application.  In accordance with the aforesaid Articles of Incorporation and By-Laws, resolutions were adopted in writing by Board of Directors of GAA authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application. A certified copy of the resolutions was previously filed as Exhibit A2 to Applicants’ original Application in File No. 812-13612 and is incorporated herein by reference. Accordingly, the officer whose signature appears below has the authority to execute this Application. GAA has caused this Application to be duly signed on its behalf, in the City of Cincinnati and State of Ohio on the 9th day of April, 2009.

GREAT AMERICAN ADVISORS, INC.

By:  /s/ Mark F. Meuthing
Mark F. Muething
Vice President

ATTEST

By:   /s/    Yvonne M. Amrine

VERIFICATION

State of Ohio	)
) ss:
City of Cincinnati	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application, dated April 9th, 2009, for and on behalf of Great American Advisors, Inc. ("GAA"); that he is Vice President of the company; and that all action by members of the Board of Directors of GAA necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Mark F. Meuthing
Mark F. Muething

Subscribed and sworn to
before me this 9th day of
April, 2009

/s/  Yvonne M. Amrine
Notary Public

My Commission Expires:  7-19-2010

EXHIBIT A

Draft Notice of Application for Publication by Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. IC-______/___________, 2009

File No. 812-13612

Annuity Investors Life Insurance Company, et al., Notice of Application

[Date]

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act") granting exemptions from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder for the recapture of certain bonus credits.

Applicants:  Annuity Investors Life Insurance Company ("Annuity Investors Life"), Annuity Investors Variable Account C ("Variable Account C"), and Great American Advisors, Inc. (“GAA”)

Summary of Application:    Applicants seek Applicants seek an order  to permit, under specified circumstances, the recapture of certain Bonuses (defined below) applied to Purchase Payments (defined below) made under: (1) certain deferred variable annuity contracts and certificates, described herein, that Annuity Investors Life has issued, currently issues, or will issue through Variable Account C (the contracts and certificates, including applicable data pages and endorsements, are collectively referred to herein as the "Current Bonus Contracts"); and (2) deferred variable annuity contracts and certificates, including applicable data pages and endorsements, that Annuity Investors Life may issue in the future ("Future Bonus Contracts," and together with the Current Bonus Contracts, the "Contracts") through Variable Account C, through any of its existing separate accounts (together with Variable Account C, the “Current Accounts”), or through any future separate account of Annuity Investors Life ("Future Accounts," and together with the Current Accounts, the "Accounts").  Such Future Bonus Contracts will be substantially similar to the Current Bonus Contracts in all material respects.  Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with Annuity Investors Life, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contracts offered through the Accounts ("Future Underwriters").

Filing Date: The Application was filed on December 12, 2008.  The Amended and Restated Application was filed on April 13, 2009.

Hearing or Notification of Hearing:  An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on_______________, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses:  Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549-0609. Applicants, c/o Annuity Investors Life Insurance Company, 525 Vine Street, 7th Floor, Cincinnati, OH  45202, Attn: Karen McLaughlin, Esq. Copy to:  Richard Choi, Jorden Burt LLP, 1025 Thomas Jefferson Street, Suite 400 East, Washington, DC 20007.

For Further Information Contact: Michael L. Kosoff, at (202) 551-6754 or__________ at (202) 551 -____ (Division of Investment Management, Office of Insurance Products).

Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the Public Reference Branch of the Commission.

Applicants' Representations:

1.  Annuity Investors Life desires the flexibility, and is requesting exemptive relief, to recapture Bonuses of up to 5% credited to Purchase Payments under a Contract if the owner returns the Contract for a refund during the free-look period.  In addition, Annuity Investors Life is seeking exemptive relief to enable it to recapture the amount of any Bonus of up to 5% credited to a Purchase Payment made under a Contract within the 12 month period that ends on the Death Benefit Valuation Date.

Applicants

2. Annuity Investors Life is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”).   GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company.  Annuity Investors Life serves as depositor of Variable Account C, which was established on November 7, 2001.  Annuity Investors Life may establish one or more Future Accounts for which it will serve as depositor.

3.  Great American Advisors, Inc. ("GAA") is the principal underwriter of the variable annuity products issued by Annuity Investors Life.  GAA is a wholly owned subsidiary of Great American Financial Resources, Inc.  GAA is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of FINRA.  The Contracts are offered or will be offered through registered representatives of GAA or others who are registered broker-dealers under the Exchange Act and FINRA members, and who have entered into selling agreements with GAA or any Future Underwriter.  GAA or any Future Underwriter may act as principal underwriter for any Current or Future Bonus Contracts issued through any of the Accounts.

4.  Each of the Accounts is or will be a segregated asset account of Annuity Investors Life that is or will be registered with the Commission as a unit investment trust under the Act to the extent required thereby.  Each of the Accounts funds or will fund the variable benefits available under the Contracts issued through that Account.  Units of interest in the Accounts are registered or will be registered under the Securities Act of 1933 ("1933 Act") to the extent required thereby.

5.  Annuity Investors Life may issue Future Bonus Contracts through its Current Accounts or Future Accounts.  That portion of the assets of the Current Accounts that is equal to the reserves and other contract liabilities with respect to the Current Accounts is not chargeable with liabilities arising out of any other business of Annuity Investors Life, as the case may be.  Any income, gains or losses, realized or unrealized, from assets allocated to any Current Account are, in accordance with the Contracts, credited to or charged against the Current Account, without regard to other income, gains or losses of Annuity Investors Life, as the case may be.  The same will be true of any Future Accounts of Annuity Investors Life.

The Current Bonus Contracts

6.  The Current Bonus Contracts are individual or group flexible premium deferred annuity contracts that may be issued on a tax-qualified or non-tax-qualified basis.  Presently, the Current Bonus Contracts may be purchased with a minimum initial Purchase Payment of $20,000.  A Current Bonus Contract owner may make additional Purchase Payments, subject to a $50 minimum. The current maximum single Purchase Payment under a Current Bonus Contract is $1,000,000 without prior approval from Annuity Investors Life.   These maximums and minimums may be different for Future Bonus Contracts, and may be prospectively changed by rider or endorsement for Current Bonus Contracts.  Any such changes also would be disclosed in the applicable prospectus(es).  A “Purchase Payment” under the Current Bonus Contract means the amount received by Annuity Investors Life after the deduction of applicable premium or other taxes.Future Bonus Contracts will be substantially similar in all material respects to the Current Bonus Contracts.

7.  Each time Annuity Investors Life receives a Purchase Payment from an owner of a Current Bonus Contract during the first 10 Contract Years (as defined in the Current Bonus Contract), it will credit to the owner's account value a bonus ("Bonus") equal to 4% of each Purchase Payment (5% if the Bonus Base Amount, as defined in the Current Bonus Contract, equals or exceeds $250,000).   The Bonus Base Amount at any point in time is equal to the total of all Purchase Payments that Annuity Investors Life has received since the Contract effective date, before deduction of premium tax or other taxes; less all withdrawals since the Contract effective date.  The Bonus Base Amount does not include any bonuses paid on Purchase Payments.

8.  The Bonus will be allocated according to the allocation instructions in effect for Purchase Payments under the particular Current Bonus Contract, and will generally be deemed to be a Purchase Payment thereunder.

9.  Annuity Investors Life will fund Bonus amounts from its general account assets. Annuity Investors Life will recapture from a Current Bonus Contract owner:  (1) any Bonus previously credited if the owner returns the Current Bonus Contract for a refund during the free-look period; and (2) the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract.   The owner of an individual Current Bonus Contract may cancel it before midnight of the 20th day following the date the owner receives it unless a longer period is required by state law.  If the owner cancels the Current Bonus Contract during the applicable time period, it will be void, and Annuity Investors Life will refund the Purchase Payment(s) in full, less the Bonus amounts credited to the Purchase Payment(s) and plus or minus any investment gains or losses under the Current Bonus Contract as of the end of the valuation period during which the returned Contract or the cancellation request is received by Annuity Investors Life (unless a return of Purchase Payments is required under state law).

10.  Current Bonus Contract owners may allocate their Purchase Payments to any of the available sub-accounts or fixed account options. Each sub-account invests in shares of a corresponding registered investment company or series thereof (each, a "Portfolio").

11. The Current Bonus Contracts provide for various optional living benefits, surrender options, annuity benefits, and  annuity payout options, as well as transfer privileges among the Portfolios, dollar cost averaging, and other features. The Current Bonus Contracts contain the following charges: (1) a  contingent deferred sales charge based on the number of full years elapsed between the date of receipt of the Purchase Payment and the date that the request for withdrawal, surrender, or annuitization was received equal to a  maximum of 9% of Purchase Payments (including any Bonuses credited thereto) withdrawn, surrendered, or annuitized, declining to 0% after eight years, which may be waived in certain circumstances as disclosed in the prospectus for the Current Bonus Contract; (2)  a $30 annual Contract maintenance fee, which may be waived in certain  circumstances as disclosed in the prospectus for the Current Bonus Contract; (3) a mortality and  expense risk fee at an effective annual rate of 1.40% (1.60% with enhanced death benefit rider); (4) an administration charge at an effective annual rate of 0.15%, which may be waived where Annuity Investors Life incurs reduced sales and servicing expenses; (5) a current transfer fee of $25 for each transfer in excess of twelve in any Contract year; (6) any applicable state and local government premium taxes; and (7) optional living benefit rider charges currently ranging, depending on the rider selected, from an annual rate of 0.40% to 0.95% of the benefit base amount determined under the Contract.   In addition, assets invested in the Portfolios are charged with annual operating expenses of those Portfolios.   All such fees and charges, and circumstances under which such fees and charges may be reduced or waived, are described in greater detail in the "CHARGES AND DEDUCTIONS" section of the prospectus contained in the Form N-4 Registration Statement of Annuity Investors Life and Current Accounts that has been incorporated by reference in this Application.

Applicants' Legal Analysis:

1 ..  Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the policy and provisions of the Act.

2. Applicants request exemptions pursuant to Section 6(c) from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to recapture:  (1) any Bonus previously credited if the owner returns the Current Bonus Contract for a refund during the free-look period; and (2) the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract.  Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.  Applicants also request that the Commission, pursuant to Section 6(c) of the Act, grant the above exemptions with respect to the Current Bonus Contracts and any Future Bonus Contracts funded by the Current Accounts or Future Accounts, that are issued by Annuity Investors Life and underwritten or distributed by GAA or any Future Underwriters. Applicants undertake that Future Bonus Contracts funded by the Current Accounts or by the Future Accounts which seek to rely on the order issued pursuant to this Application will be substantially similar in all material respects to the Current Bonus Contracts.  Applicants submit that their request for an order that applies to the Current Accounts or any Future Accounts established by Annuity Investors Life, in connection with the issuance of the Current Bonus Contracts and Future Bonus Contracts that are substantially similar in all material respects to the Current Bonus Contracts described herein, and that are underwritten or distributed by GAA or any Future Underwriter, is appropriate in the public interest.

4. Applicants submit that the recapture of the Bonuses will not raise concerns under sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act, and rule 22c-1 thereunder.   The amounts recaptured will equal the Bonuses paid for by Annuity Investors Life out of its general account assets.   Therefore, the Bonus recapture provisions described herein will not deprive a Contract owner of his or her proportionate share of the issuer's current net assets.

5.  A Contract owner's interest in the amount of the Bonus allocated to his or her annuity account value upon receipt of an initial Purchase Payment is not vested if the Contract is returned during the applicable free-look period. Similarly, a Contract owner's interest in the amount of any Bonuses allocated upon receipt of any Purchase Payments made during the 12 month period ending on the Death Benefit Valuation Date is not vested.  Until or unless the amount of any Bonus is vested, Annuity Investors Life retains the right and interest in the Bonus amount, although not in the earnings attributable to that amount. Thus, when any Bonus amounts are recaptured, Annuity Investors Life is simply retrieving its own assets.  Since the Contract owner's interest in the Bonus is not vested, the Contract owner has not been deprived of a proportionate share of the applicable Account's assets.

6.  With respect to the Bonus recapture upon the exercise of the free-look privilege, it would be patently unfair to allow a Contract owner to exercise that privilege and retain a Bonus amount under a Contract that has been returned for a refund after a period of a few weeks or days.  If Annuity Investors Life could not recapture the Bonus, individuals could purchase a Contract with no intention of retaining it, and simply return it for a quick profit.

7.  Furthermore, the recapture of the amount of any Bonus credited to a Purchase Payment made under a Current Bonus Contract within the 12 month period that ends on the Death Benefit Valuation Date, as defined in the Current Bonus Contract, is designed to afford Annuity Investors Life with a measure of protection from anti- selection. The risk here is that the Contract owner could make very large Purchase Payments shortly before death, thereby leaving Annuity Investors Life less time to recover the cost of the Bonuses, to its financial detriment.

8.  The recapture of a Bonus might be viewed as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Accounts. Applicants contend, however, that recapture of any Bonus would not violate Section 22(c) and Rule 22c-1.

9.  Applicants maintain that the recapture does not involve either of the problems that Rule 22c-1 was designed to prevent, namely (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption or repurchase at a price above it, and (ii) other unfair practices such as speculative trading practices.

10.  Applicants also maintain that the proposed recapture of the Bonus poses no threat of dilution. To effect a recapture of a Bonus, Annuity Investors Life will redeem interests in the Contract owner's annuity account at a price determined on the basis of current net asset value of the relevant Account. The amount recaptured will equal the amount of the Bonus that Annuity Investors Life paid or will pay out of its general account assets. Although Contract owners will be entitled to retain any investment gain attributable to the Bonus, the amount of such gain will be determined on the basis of the current net asset value of the relevant Account. Thus, no dilution will result from the recapture of the Bonus. The second problem that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, also will not occur as a result of the recapture of the Bonus.

Conclusion:

For the reasons summarized above, Applicants submit that their request for exemptions from Section 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder meets the standards set out in Section 6(c) of the Act and that an order, therefore, should be granted.

By the Commission,